Exhibit 99.143

DIGIHOST TECHNOLOGY INC.

18 King St. E, Suite 902

Toronto, ON

M5C 1C4

Telephone: 1-818-280-9758

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of subordinate voting shares (“SV Shares”) and proportionate voting shares (“PV Shares”) (together the “Shares”) of Digihost Technology Inc. (the “Corporation”) will be held at the offices of Peterson McVicar LLP, 18 King St. E, Suite 902, Toronto, ON M5C 1C4 on August 9, 2021 at 10:00 a.m. (Toronto time) for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to receive and consider the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2020 and December 31, 2019 together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Raymond Chabot Grant Thornton LLP, as the auditors of the Corporation for the ensuing financial year and to authorize the directors of the Company to fix their remuneration;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution providing the required annual approval of the Corporation’s 10% “rolling” stock option plan;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution as set forth in the accompany Circular, to approve the Corporation’s restricted share unit plan;

6.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution to ratify, confirm and approve an amendment to the Articles of the Corporation, in respect of the advance notice requirements for nominations of directors by Shareholders in certain circumstances;

7.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution to ratify, confirm and approve an amendment to the Articles of the Corporation, in respect of the forum for complaints asserting a cause of action under the U.S. Securities Act of 1933; and

8.	transacting such further and other business as may properly come before the Meeting or any adjournment thereof.

The board of directors (the “Board”) has fixed June 28, 2021 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

In an effort to mitigate the risks associated with COVID- 19, we are inviting Shareholders to participate in the Meeting by dialing in to our conference line at: Toronto (+1) 416 764 8658 or Toll Free - North America (+1) 888 886 7786. Participants should dial in at least 10 minutes prior to the scheduled start time and ask to join the call. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location. We encourage Shareholders to not attend the meeting in person due to risks related to COVID- 19. We will also take additional precautionary measures in relation to the physical Meeting, limiting access to essential personnel, registered Shareholders and proxy holders entitled to attend and vote at the Meeting. We highly recommend Shareholders vote their Shares prior to the Meeting.

Voting

All Shareholders may attend the Meeting in or person or be represented by proxy. Shareholders who do not plan on attending the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. A proxy or voting instruction form will not be valid unless it is delivered to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, by any of the following methods: by mail addressed to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; by fax within North America to 1-866- 249-7775 and outside North America to (312) 588-4290; by telephone to 1-866-732-VOTE (8683) for registered Shareholders, 1-866-734-VOTE (8683) for non-registered Shareholders and (312) 588-4291 for international Shareholders; or online at www.investorvote.com not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered objecting beneficial owner of Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

Shareholders are reminded to review the Circular before voting.

DATED this 28th day of June, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Michel Amar”

Michel Amar
Chief Executive Officer and Chairman